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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25/A

                                               Commission File Number: 000-29736

                          NOTIFICATION OF LATE FILING


(Check one)

/ /  Form 10-K and Form 10-KSB        / /  Form 11-K

/X/  Form 20-F        / /  Form 10-Q And Form 10-QSB        / /  Form N-SAR

For period ended                       DECEMBER 31, 2000
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/ /  Transition Report on Form 10-K and Form 10-KSB

/ /  Transition Report on Form 20-F

/ /  Transition Report on Form 11-K

/ /  Transition Report on Form 10-Q and Form 10-QSB

/ /  Transition Report on Form N-SAR

For the transition period ended
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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

______________________________________________________________


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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant MARNETICS BROADBAND TECHNOLOGIES, LTD.
                        ---------------------------------------

Former name if applicable:  STAV ELECTRICAL SYSTEMS (1994) LTD.
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Address of principal executive office (Street and number):   10 HAYETZIRA STREET
                                                             -------------------
                                                             P.O. BOX 2640
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City, State and Zip Code:  RA'ANANA, ISRAEL 4300
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
/X/ prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q,10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         We are waiting for final review of the Form 20-F by our Certified Public Accountants. Also, on June 11, 2001, we announced that we executed an agreement to sell, subject to shareholder approval, our electrical contracting business, including certain related liabilities, to the Registrant's former chief executive officer and current major stockholder, Mr. Dov Strikovsky. In addition, on June 20, 2001, we announced that we were modifying our technology road map and strategic focus. The sale of our electrical business, a major transaction, and the recent strategic shift in our technological focus also contributed to the delay in finalizing the Form 20-F.

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                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:


        Veronica Greenbaum          (617)               305-2134
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              (Name)             (Area Code)        (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         /X/    Yes                / /   No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         /X/    Yes                / /   No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Effective December 31, 2000, Marnetics Ltd. was acquired by the Registrant (formerly named Stav Electrical Systems (1994) Ltd.) in exchange for which the Registrant issued to the shareholders and optionholders of Marnetics Ltd. shares and options in the Registrant representing approximately 75% of its outstanding shares, on a fully diluted basis. The acquisition of Marnetics Ltd. by the Registrant was accounted for as a reverse acquisition. Marnetics Ltd. was determined to be the "accounting acquirer" in the transaction since the former shareholders and optionholders of Marnetics Ltd., as a group, received the largest ownership interest in the Registrant. As a result, the historical financial statements of the Registrant prior to December 31, 2000 were replaced with the historical financial statements of Marnetics Ltd. Therefore the following financial summary of the Registrant refers to the results of operation of Marnetics Ltd. followed by a separate presentation of the historical information for Stav Electrical Systems (1994) Ltd.

      The Registrant's results of operations have changed significantly from the corresponding period for the last fiscal year. Since it is a development-stage company, the Registrant has not had any sales in either fiscal year 1999 or 2000. Although the Registrant's financial statements for the year ended December 31, 2000 have not been finalized, the Registrant anticipates that its operating loss increased by US $1.4 million to

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a loss of US $1.5 million for fiscal 2000 as compared to an operating loss of US
$0.1 million for fiscal 1999. Such increase in the operating loss of the Registrant is primarily attributable to increased expenses relating to research and development, increased expenses relating to sales and marketing and a non-cash compensation charge relating to stock options issued in connection with the transaction between the Registrant and Marnetics Ltd. in December 2000.

      The historical financial statements relating to the results of operation of Stav Electrical Systems (1994) Ltd. ("Stav") before December 31, 2000 are not considered to be the financial information of the Registrant and are presented separately. Stav's results of operations have changed significantly from the corresponding period for the last fiscal year. Although Stav's financial statements for the year ended December 31, 2000 have not been finalized, Stav anticipates that revenues for fiscal 2000 were NIS 18.2 million (US $4.5 million) representing a decrease in revenues of NIS 2.6 million (US $0.7 million) from the revenues in fiscal 1999. Such decrease in revenues is primarily attributable to a general decline in the Israeli economy in 2000. Stav anticipates that its operating loss increased by NIS 23.9 million (US $5.8 million) to a loss of NIS 24.8 million (US $6.1 million) for fiscal 2000 as compared to an operating loss of NIS 0.9 million (US $0.3 million) for fiscal 1999. Such increase in Stav's operating loss is primarily attributable to decreased revenues, increased costs of revenues and a non-cash compensation charge of NIS 16.6 million (US $4.0 million) relating to stock options issued in connection with the combination transaction between the Registrant and Marnetics Ltd. in December 2000.



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                     MARNETICS BROADBAND TECHNOLOGIES, LTD.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  July 3, 2001                             By: /s/ Isaac Nissim
                                                   ----------------------------
                                                   Isaac Nissim
                                                   Chief Financial Officer














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